Exhibit (g)(ii) - Fee Waiver Letter

Fee Waiver Letter

BEXIL ADVISERS LLC
11 Hanover Square
New York, NY 10005

February 1, 2011

Board of Directors
Chartwell Dividend and Income Fund, Inc.
11 Hanover Square
New York, NY 10005

Dear Ladies and Gentlemen:

Chartwell Dividend and Income Fund, Inc. (the “Fund”) has entered into an InvestmentManagement Agreement with Bexil Advisers LLC (the “Investment Manager”) with the same effective date as this letter agreement whereby the Investment Manager furnishes certain investment advisory and portfolio management services to the Fund.

The Investment Manager hereby agrees to waive up to 10 basis points annually of the fees payable to it under the Investment Management Agreement to the extent that the ratio stated as a percentage of the Fund’s total operating expenses (excluding commercial paper fees and interest expense, borrowing interest and fees, brokerage commissions, taxes, fees and expenses of investing in other investment companies, and extraordinary expenses) to the Fund’s Managed Assets (as defined in the Investment Management Agreement) exceeds at the annual rate the lesser of (1) 1.58% or (2) the ratio stated as a percentage set forth in the Financial Highlights of the Fund’s audited annual report for the year ending November 30, 2010 in the line entitled “Total operating expenses including waiver of fees,” restated as a percentage of Managed Assets.

The Investment Manager further agrees that it is not entitled to recoup any fees duly waived hereunder.

This letter agreement is subject to the terms and conditions of the Investment Management Agreement and shall be governed by, and construed and enforced in accordance with the laws of the State of Maryland, except insofar as federal laws and regulations are controlling. This letter agreement shall become effective upon the date hereinabove written and, unless sooner amended or terminated with the approval of the Fund’s Board of Directors, shall continue in effect for two years, or if sooner, upon the termination of the Investment Management Agreement.

If you are in agreement with the foregoing, please sign the form of acceptance below.

Very truly yours,

BEXIL ADVISERS LLC

By: /s/ Thomas B. Winmill
       Thomas B. Winmill, President

Agreed And Accepted:

CHARTWELL DIVIDEND AND INCOME FUND, INC.

By: /s/ John F. Ramirez